FOR IMMEDIATE RELEASE	Exhibit 2 8 October 2012

WPP PLC (“WPP”)

Grey acquires majority stake in digital media agency, k102, in Germany

WPP announces that its wholly-owned operating network Grey, the global marketing communications company, has acquired a majority stake in digital media agency, k102 GmbH (“k102”) in Germany.

Founded in 2006 by Lars Moltrecht and Jan Guntner, Dusseldorf-based k102 has worked alongside Grey since January 2010. Key clients include Deichmann, Transparo, MBT, Gard and Toshiba. k102’s unaudited revenues for the year ended 31 December 2011 were approximately EUR 1.3 million with gross assets as at the same date of approximately EUR 1.2 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its digital capabilities. WPP’s digital revenues totalled US$4.8 billion in 2011, representing approximately 30% of the Group’s total revenues of over US$16 billion. WPP has set a target of 35-40% of revenue to be derived from digital in the next five years. Collectively, WPP companies in Germany employ around 7,000 people (including associates) with revenues of approximately US$1.3 billion. On this basis, Germany is WPP’s fourth largest market after the US, UK and China.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204